DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/31/06

1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein, Andrew Dakos, Santa Monica Partners Opportunity Fund, L.P., Santa Monica Partners L.P., Santa Monica Partners II L.P., Lawrence J. Goldstein, Monarch Activist Partners L.P., James Chadwick, Sohail Malad, Nadel and Gussman Funds LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA
_________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,057,493


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.05%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________






1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos, Bulldog Investors


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

530,822

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

530,822
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

530,822

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

3.54%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Santa Monica Partners Opportunity Fund, L.P., Santa Monica
Partners L.P., Santa Monica Partners II L.P., Lawrence J.
Goldstein

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

379,393

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

379,393
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

379,393

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

2.53%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Monarch Activist Partners L.P., James Chadwick, Sohail Malad,
Nadel and Gussman Funds LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER
147,278


8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

147,278
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

147,278

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

..98%

14. TYPE OF REPORTING PERSON

IA

This statement constitutes amendment No.3 to the Schedule 13D filed on April 4, 2006. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
      The reporting persons have sent the attached letter (Exhibit
1) to the Issuer on August 31, 2006.


Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10Q filed on 8/9/06 there were 15,005,000 shares of NPSI outstanding as of 8/7/06. The percentage set forth in item
5 was derived using such number.

Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 530,822 shares of NPSI. Power to dispose and vote securities resides solely with Mr. Goldstein or Mr. Dakos or jointly with both.

Santa Monica Partners, SMPII, SMPOF and accounts of Lawrence J.
Goldstein are beneficial owners of 379,393 shares of NPSI. Power to dispose and vote securities resides with Mr. Lawrence J.
Goldstein.

Monarch Activist Partners L.P. is the beneficial owner of 147,278 shares of NPSI. Power to dispose and vote securities resides with Mr. James Chadwick. NGCF is the beneficial owner of 5,000 shares of NPSI. Power to vote and dispose of securities resides with Chadwick Capital whose managing partner is Mr. James Chadwick.


c) During the past 60 days the following shares of NPSI were traded (unless already reported):

Bulldog Investors, Phillip Goldstein and Andrew Dakos:

Date	Transaction	Shares	Share Price
8/3/2006	sell	-2,000	25.5003
8/4/2006	sell	-1,618	26
8/14/2006	sell	-2,000	25.38
8/14/2006	sell	-500	25.38
8/14/2006	sell	-200	25.38
8/14/2006	sell	-400	25.38
8/14/2006	sell	-3,000	25.38
8/15/2006	sell	-2,000	25.4265
8/15/2006	sell	-1,500	25.4265
8/15/2006	sell	-720	25.4265
8/15/2006	sell	-1,000	25.4265
8/15/2006	sell	-1,500	25.4265
8/15/2006	sell	-6,000	25.4265
8/18/2006	sell	-2,000	25.3
8/21/2006	sell	-3,600	25.1504
8/21/2006	sell	-1,100	25.1504
8/21/2006	sell	-123	25.1504
8/21/2006	sell	-300	25.1504
8/21/2006	sell	-800	25.1504
8/21/2006	sell	-4,365	25.1504
8/22/2006	sell	-2,043	25.1042
8/24/2006	sell	-111	25.15
8/25/2006	sell	-2,000	25.25


Santa Monica Partners, SMPII and SMPOF and accounts of Lawrence
J. Goldstein:

Date	Transaction	Shares	Share Price
7/19/2006	buy	11678	23.5
7/19/2006	buy	39155	23.5
7/19/2006	buy	2576	23.5
8/16/2006	sell	-220	25.72
8/16/2006	sell	-2535	25.636
8/16/2006	sell	-730	25.72
8/16/2006	sell	-8502	25.636
8/16/2006	sell	-50	25.72
8/16/2006	sell	-558	25.636
8/30/2006	sell	-1682	25.23


Monarch Activist Partners L.P., NGCF

Date	Transaction	Shares	Share Price
8/3/2006	sell	-5000	25.6158
8/16/2006	sell	-5000	25.6631


  d)   Beneficiaries of managed accounts are
     entitled to receive any dividends or sales proceeds.

  e)   NA

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Board of Directors


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/31/06

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /s/ Andrew Dakos
Name: Andrew Dakos

By: /s/ Lawrence J. Goldstein
Name: Lawrence J. Goldstein

By: /s/ James Chadwick
Name: James Chadwick

By: /s/ Sohail Malad
Name: Sohail Malad


Exhibt 1.
Letter to Board of Directors


[Bulldog Investors Letterhead]


August 31, 2006

Mr. Harry R. Brown
Board of Directors*
North Pittsburgh Systems Inc.
4008 Gibsonia Road
Gibsonia, PA 15044-9311


Dear Mr. Brown,

      We are writing in response to your
recent letter rejecting our proposal
requesting that North Pittsburgh
Systems, Inc. ("NPSI", the "Company")
hire an investment banker for the
purpose of marketing the company for
sale.  In your response you also reject
our earlier proposal, using NPSI's
excess cash along with modest
borrowings to conduct a Dutch auction
self-tender offer.  The basis for these
proposals is our belief that the
Company's stock trades at a discount to
private market value.  As NPSI's
largest shareholder, we have a keen
interest in maximizing value for all
shareholders and have tried to work
cooperatively with you to that end.

      Your rejection of each of the
proposals we submitted fails to provide
any support to the Board's decision
other than to merely state that the
proposals "would not be in the best
interests of the Company or its
shareholders."  This is disappointing
particularly in light of the time and
effort members of our group took to
articulate our views during our meeting
in Harrisburg, PA with you and Chairman
Charles Thomas this past May.  Why
didn't the Board provide any details of
the "careful consideration" given to
the proposals?  Don't you think that
shareholders deserve more than such a
terse response?

      We would like the board to
reconsider its decision.  In light of
the valuation garnered by Hector
Communications Corporation in its
pending sale transaction, which sparked
the interest of many would-be
acquirers, we firmly believe that there
are many parties that would be
attracted to bid for NPSI at valuations
higher than current market prices.
Therefore, we again call for the board
to promptly engage an investment banker
for the purpose of marketing the
Company for sale.

      Let us illustrate to what extent
NPSI's fair value is higher than its
current stock price.  There are several
ways to value a rural telephone
company.  In many ways, NPSI is quite
different than its peers insofar as it
is one of the only unlevered (on a true
net debt basis) publicly traded RLECs.
We recognize that the company's
inefficient capital structure makes
comparisons a disadvantage to NPSI.
Nevertheless, ignoring capitalization
at this time and referencing the Hector
Communications proxy statement filed on
August 4, 2006, Hector's financial
advisor analyzed comparable ILECs (to
which NPSI is comparable) and found
that the mean multiple paid on a Total
Enterprise Value to LTM EBITDA basis
was 8.9x.  This multiple applied to
NPSI's LTM EBITDA of approximately
$54.8 million (including the wireless
operations) would imply an equity value
in a sale of approximately $35 per
share.  Alternatively, recognizing the
unique characteristics of NPSI's
business in terms of its ILEC, CLEC and
wireless investments, the company may
reasonably be valued on a per access
line basis.  Applying $3,863 (the mean
value listed in Hector's proxy) per
ILEC access line, a $1,950 value per
access line for NPSI's CLEC lines
(conservatively estimated at a 50%
discount to ILEC values), and a 9.0x
EBITDA multiple (based on an 8.0-10.0x
range for wireless transactions we
researched) for the Company's wireless
operations, we come to a value of
approximately $34 per share.  Keep in
mind this valuation assigns no value to
the Company's DSL lines due to a lack
of publicly available comparable
transactions.  Clearly, NPSI is worth
considerably more than its current
stock price of approximately $25 per
share.

      If the Board continues to believe
our proposals are a bad idea we would
like to know why.  If you can convince
us that you have a better plan to
maximize shareholder value soon we
would be very happy to listen.  Absent
this we will have no choice but to put
the matter to a shareholder vote at
next year's annual meeting.

      We request a response no later
than September 15th, 2006.



Very truly yours,




Andrew Dakos
Principal


*Please confirm delivery of this letter
to all members of the Board:

Harry R. Brown
Dr. Charles E. Cole
Frederick J. Crowley
Allen P. Kimble
Stephen J. Kraskin
David E. Nelson
Charles E. Thomas